Coffeeshing

Uberizing the coffee shop market

BOSECO


BOSECO
BOSECO

Investor Presentation

Enormous opportunity **to disrupt a massive global market** with “Uber and Startbucks-like” business model

$465 billion
Global Coffee Market

1.6 billion
cups of coffee daily

20%
potential disruption
for $90 billion market

$30 billion
potential revenue
of the barista

Capitalize on “contact less” on-demand coffee delivery

Problem

B2C

- **Long lines to get coffee**
- **Unwilling / unable to travel to get their coffee**
- **Social distancing reduced demand for coffee shops**

B2B

- **Opening coffee shop is an expensive, high-risk**
  - Upfront costs $300k+
  - Ongoing expenses (overhead, rent, labor and more)
- **Leaving day job is not an option**
  - Uber like opportunities easily supplement a day job
- **Most mobile coffee shops run on petrol (cars or scooters)**
  - Limited reach, mobility and customer base (cannot drive in parks or recreation spaces)
- **Vending machines offer limited options and have poor quality**

Solution

- **Coffeeshing provides an “Uber for coffee“**
  - High reach and mobility
  - Faster delivery times and greater convenience
- **Quick and easy secondary income stream**
  - Fits any schedule
  - No high fixed costs or commitments
- **Design for maximum efficiency and convenience for clients and baristas**
  - Minimum costs for both sides
- **Mobile app connects baristas to customers**
  - Quickly and easily order coffee
  - Baristas can take orders directly on the street
- **Fully electric and eco-friendly**
  - Navigate virtually anywhere in the city
  - Reach locations gasoline power can’t
- **Low costs and high demand for high profit potential**
  - Baristas to quickly achieve ROI
- **Unique know-how & technology for gourmet-quality coffee**
  - Special capsule design
  - Only 3 button presses to prepare coffee

Highlights

Exceptional and explosive growth

$600k
total revenue

x11
total revenue growth over 2 years

$1 Million
Founders invested personal funds

$2 Billion
Revenue capability for new generation of “coffee uber” entrepreneurs

Built one of a kind brand and passionate **customer base that loves our premium-quality coffee** and selection of original tastes

Technology built & roll-out with first customers underway

Deploy and disrupt massive global coffee market in any major city world-wide at “a minutes notice”



BOSECO
BOSECO

Boseco Exceptional Traction

1 Total revenue

$600k

x11 total revenue growth over 2 years

2 **170%**

yearly revenue growth

3 Initial roll-out

completed


BOSECO
BOSECO

4 Currently sell

1.2 million

doses of coffee per year

5 Operating strategy to enroll

20,000

mobile coffee shops by year 5

Financial forecast


$440 million
Annual revenue in 5 years
Taking brand, coffee and technology people love global
$150 million
$50 million
$5 million
$400k
Actual revenue
$150k
$50k
2021

Forward-looking projections cannot be guaranteed

How It Works

(B2B and B2C)

Entrepreneurs

Upon purchasing a franchise, entrepreneurs will receive:

1. Mobile e-bike coffee shop with pre-installed equipment and all accessories needed for ‘out of the box’ operation
2. Complete documentation: Scripts, Recipes, Suggested Routes, Manuals and Training Material
3. Access to our mobile app along with instructions on how to use all of its features
4. Forms to get necessary licensing

Consumers

- Simply need to open our app and tap a button to call the nearest Coffeeshing barista
- Consumers can expect their barista to arrive in 5-10 minutes
- Upon arriving, the barista will brew a fresh cup of coffee on the spot (made possible with our special capsules) for a high-quality final product that leaves customers satisfied

BOSECO
Coffe App

- Fulfill orders through Pickup or Delivery options (and set your fees accordingly)
- Manage customers and individual availability so you never get overwhelmed by demand
- Access sales reports in two taps for the insights you need to stay on top
- Get immediate access to our 24/7 technical support so your business stays running smoothly



9:41
Cappuccino
Dark, rich espresso lies in wait under a smoothed and stretched layer of thick milk foam. An alchemy of barista artistry and craft.
Medium
8,4 oz
Large
13,5 oz
Type of coffee
Mandatory
Columbia
$1
Brazil
$1
$1
1 ORDER FOR $4
9:41
Order
Pick-up
Delivery
Your order
Cappuccino
$4
Rich espresso lies in wait under a smoothed milk foam.
Add more items ›
Delivery address
79th St Transverse, Central Park, New York
ASAP
15-20 min
Courier tips
$0
$1
$5
$10
Subtotal
$4
CONFIRM ORDER
Total
$6,75
9:41
W 81st St
Diana Ross Playground
Theodore Roosevelt Park
Central Park West
Bridle Path
Estimated time: 3 minutes
Your courier is Peter Kaufman
Total: $6,75
5.0
CANCEL
CONTACT

Technology

Our electric tricycle is a fully cutting-edge EV developed from the ground up

- fitted to our custom barista stand and equipment
- safe, stable and maneuverable
- operates on a powerful **12 Ah battery** (48 Volt) which lasts for **25 miles**



900
1229
1470
2170

Our proprietary developed barista stand runs on a separate 38 Ah battery (48 Volt)

- produce up to **200 cups of coffee** from a single charge
- equipped with two coffee makers, fridge, milk frother, and a showcase for snacks

How it works for entrepreneurs


BOSECO
BOSECO

Coffeeshing Mini

The Smallest Mobile Coffee Shop In The World

This easy, affordable, and low-maintenance package is ideal for beginners who want to get their business off the ground without breaking the bank

Start-up capital: $2 000


BOSECO

Coffeeshing City

Transform Your Coffeeshop Into An All-In-One Deli, Bakery And Pitstop

Expand your profit potential with a refrigerator, microwave, electric grill and more. Please customers with a delicious selection of baked goods, hot food, and other appetizing items

Start-up capital: $4 000


BOSECO
BOSECO

Coffeeshing Deluxe

Deliver The Premier Coffeeshop Experience To Anyone In Your City

Unlock maximum capacity, impress clientele with a sun awning and transparent show windows, and provide the 5-star experience

Start-up capital: $8 000

Our coffee is some of the best out there

We are passionate about our coffee that people love and our revenue speaks for itself

1. We are passionate about our specialized premium Belgian coffee
2. We source our coffee beans around the world
3. Our coffee is produced in top-rated Belgian factories
4. In addition to exquisite taste, our coffee is aromatic with no added calories
5. Thanks to our special capsules, we have been able to capture the taste and essence of our coffee into a convenient, portable and easy-to-prepare form
6. Provide our customers the best selection and quality there is constantly expand our assortment of coffee

Total market

$465 Billion

Product potential

$90 Billion

Product potential

Driven by worldwide popularity of **Uber-like delivery services**

Flexible and highly accessible format can be easily deployed in any major city without limitations and barriers to entry

Global offering and outsourcing will allow to win **“low hanging fruit customers”** world-wide


BOSECO
BOSECO

Development map

$440 million

in annual recurring revenue by year 5



2 years milestone

Coffeeshing enters

10 big cities

500+

operating mobile coffee shops per city

5 years milestone

Coffeeshing enters

100 big cities

20,000

mobile coffee shops

Industry financing

We believe we can achieve a major deal with a global company thanks to our unique strengths and offering

#	Buyer		Target	Amount
1	Nestlé	buys →	Blue Bottle Coffee	$700 million
2	Nestlé	→	Starbucks	$7.15 billion
3	Coca-Cola	→	Costa Coffee	$5.1 billion
4	Inspire Brands	→	Dunkin' Brands	$11.3 billion
5	JDE Peet's	→	Campos	

#	Buyer		Target
6	Carbery	→	InnovaFlavors
7	Coca-Cola HBC	→	Caffè Vergnano 1882
8	Westrock Coffee Company	→	S&D Coffee & Tea
9	Schuil Coffee	→	Sparrow Coffee
10	Lavazza Torino, Italia, 1895	→	Mars Drinks

Our Team



Konstantyn Yun Sr.

CEO
Co-Founder

- He founded and built an international diversified investment and management holding with a valuation of $70 million.
- Within the holding, as a CEO, he grew multiple companies ranging from manufacturing to chemical distribution to a real estate development division that developed real estate projects worth over $10 million. Konstantyn's businesses generated over $150 million in cumulative revenue and achieved excellent profitability. He achieved 1 exit



Constantine Yun Jr.

CPO
Co-Founder

- He studied at a top university in the UK, obtaining Intenrational Finance degree
- He then helped found Boseco to change the world with new, unique products that disrupt massive global industries



Serge Adamyan

CFO
Co-Founder

- He is a co-founder and CEO/CFO of multiple successful companies which he bootstrapped to excellent revenue and profitability.
- Among the companies he built, he founded a company which became an exclusive Universal Music distributor in international markets. He also ran a success franchise of Baskin Robins stores. Serge's businesses generated over $50 million in cumulative revenue, achieved excellent 30%+ EBITDA profitability and created over $50 million in shareholder value. Some of his businesses grew over 30x. He achieved 3 exits

Our Team's Successful Track Record

Experienced team turned Boseco into a successful and rapidly growing brand, with **over 1.2 Million capsules** of Boseco coffee sold and **$600k total revenue**

3 of our co-founders have built and sold successful businesses. Now we will plan to **turn Boseco into our biggest and most successful venture** yet


BOSECO
BOSECO

Our Plan
Moving Forward

We are very confident that our highly qualified team can complete this project and hit all major milestones.

Our business is fully up and running and provides us with a constant stream of cash flow.

We already have **a high-quality and in-demand product.**

We plan to expand on our existing strengths with a new and unique offering.

We have fully developed and launched **Coffeeshing 1.0**

We will soon finalize the development of the **Coffeeshong 2.0** and **3.0** for world wide roll out


BOSECO



Disclaimer

The information contained herein regarding Boseco, Inc. (“Boseco”) has been prepared solely for illustration and discussion purposes and should not be considered as an offer to buy or sell any stock (the “Stock”) of Boseco. Any offer of Stock will be made only to Accredited Investorsas defined under the US Securities Act of 1933.

Any decision to invest in Stock should be made only after conducting such investigations as you deem necessary and consulting your own investment, legal, accounting and tax advisors in order to make an independent determination of the suitability and consequences of such an investment. Boseco is not acting as your advisor or agent.

An investment in the Stock is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of Boseco’s business objectives, and risk of illiquidity. The performance results of an investment in the Stock can be volatile.

No representation is made that the Stock will achieve certain performance goals or that any investment in the Stock will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the Stock and it may be subject to substantial transfer restrictions.

The information and opinions expressed herein are as of the date appearing in this material only, are not complete, are subject to change without prior notice, and do not contain material information regarding the Stock, including important risk disclosures. While certain data contained herein has been prepared from information that Boseco believes to be reliable (including data supplied by third parties), it does not warrant the accuracy or completeness of such information.

This document contains certain forward looking statements and projections. Such statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.